Pricing Supplement No. 2047 To prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Registration Statement No. 333-184193 Dated June 25, 2014; Rule 424(b)(2)

Deutsche Bank AG
$11,500,000 20-Year CMS Slope Steepener Notes due June 30, 2034
General
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Unless redeemed by us, the notes will pay interest quarterly in arrears for the first year at a fixed rate of 10.00% per annum and thereafter at a rate per annum equal to the product of (i) 4.0 and (ii) the value of the spread between the 30-Year Constant Maturity Swap (“CMS”) Rate and the 2-Year CMS Rate minus 0.40%, subject to the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. After the first year, if the 30-Year CMS Rate does not exceed the 2-Year CMS Rate by more than 0.40% on any Interest Determination Date, you will receive no interest during the affected interest period.

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We have the right to redeem the notes in whole but not in part on June 30, 2016, June 30, 2019, June 30, 2024 and June 30, 2029. Therefore, the term of the notes could be as short as two years. Any payment on the notes, including interest payments, the payment upon early redemption and the payment at maturity, is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due June 30, 2034.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.
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The notes priced on June 25, 2014 (the “Trade Date”) and are expected to settle on June 30, 2014 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	At variable prices
Payment at Maturity:
Unless the notes are redeemed earlier by us, you will receive on the Maturity Date a cash payment, for each $1,000 Principal Amount of notes, of $1,000 plus any accrued and unpaid interest. If the scheduled Maturity Date is not a business day, the Maturity Date will be the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day. The Payment at Maturity is subject to the credit of the Issuer.

Interest Rates:
Interest will be paid quarterly in arrears at the applicable Interest Rate set forth below on each Interest Payment Date, based on an unadjusted 30/360 day count convention. Interest will no longer accrue or be payable following the Redemption Date.
•        For the first four Interest Periods from and including the Settlement Date to but excluding June 30, 2015, the Interest Rate will be 10.00% per annum.
•       For each subsequent Interest Period, the applicable Interest Rate will be determined by the calculation agent on the relevant Interest Determination Date based on the following formula:
Interest Rate = Multiplier x (Spread – Fixed Percentage Amount), subject to the Maximum Interest Rate and the Minimum Interest Rate
After the first year, if the 30-Year CMS Rate does not exceed the 2-Year CMS Rate by more than 0.40% on any relevant Interest Determination Date, you will receive no interest on your notes for the relevant Interest Period, regardless of any subsequent increase of the Spread during the relevant Interest Period. Furthermore, after the first year, the applicable Interest Rate will be subject to the Maximum Interest Rate of 10.00% per annum.

(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-5 in this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $937.50 per $1,000 Principal Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-1 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Maximum Discounts and Commissions(2)	Minimum Proceeds to Us
Per Note	At variable prices	$50.00	$950.00
Total	At variable prices	$575,000.00	$10,925,000.00
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $950.00 per note. See “Risk Factors — Variable Price Reoffering Risks.”

(2)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
Deutsche Bank Securities Inc., an agent for this offering, is our affiliate. For more information, see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$11,500,000.00	$1,481.20

Deutsche Bank Securities
June 25, 2014

(Key Terms continued from previous page)

Interest Period:	The period from (and including) an Interest Payment Date, or the Settlement Date in the case of the first Interest Period, to (but excluding) the following Interest Payment Date.
Interest Determination Date:	For each Interest Period commencing on or after June 30, 2015, two US Government Securities business days prior to the last day of such Interest Period.
Interest Payment Dates:
The last day of each March, June, September and December, beginning on September 30th, 2014 and ending on the Maturity Date. If any scheduled Interest Payment Date is not a business day, the interest will be paid on the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day.

Spread:	The 30-Year CMS Rate minus the 2-Year CMS Rate.
30-Year CMS Rate:
For any US Government Securities business day, the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 30-Year CMS Rate for such day shall be determined by the calculation agent in accordance with the procedures set forth under “Description of the Notes” below.

2-Year CMS Rate:
For any US Government Securities business day, the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 2 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 2-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 2-Year CMS Rate for such day shall be determined by the calculation agent in accordance with the procedures set forth under “Description of the Notes” below.

Maximum Interest Rate:	10.00% per annum
Minimum Interest Rate:	0.00% per annum
Multiplier:	4.0
Fixed Percentage Amount:	0.40%
Early Redemption at Issuer’s Option:
We may, in our sole discretion, redeem your notes in whole but not in part on June 30, 2016, June 30, 2019, June 30, 2024 and June 30, 2029, (each, a “Redemption Date”) for an amount in cash, per $1,000 Principal Amount of notes, equal to $1,000 plus any accrued but unpaid interest to but excluding the applicable Redemption Date. If we decide to redeem the notes, we will give you notice not less than five (5) business days prior to the applicable Redemption Date. If the Redemption Date is not a business day, the Redemption Date will be the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day.

Trade Date:	June 25, 2014
Settlement Date:	June 30, 2014
Maturity Date:	June 30, 2034
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RXB4 / US25152RXB40

June 25, 2014

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 28, 2012:

http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:

http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this pricing supplement nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this pricing supplement and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Hypothetical Examples

The table and hypothetical examples set forth below illustrate how the interest payments on the notes are calculated after the first year using the Multiplier of 4.0, the Fixed Percentage Amount of 0.40%, the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. The actual interest payments on the notes after the first year will be determined on the relevant Interest Determination Dates. For purposes of these examples, we have assumed that the notes are not being redeemed prior to the Maturity Date. The following results are based solely on the hypothetical example cited below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

30-Year CMS Rate	2-Year CMS Rate	Spread	Multiplier x (Spread – Fixed Percentage Amount)	Applicable Interest Rate (per annum)	Hypothetical Interest Payment
0.00%	0.60%	-0.60%	-4.00%	0.00%	$0.00
1.00%	1.10%	-0.10%	-2.00%	0.00%	$0.00
2.10%	1.70%	0.40%	0.00%	0.00%	$0.00
4.00%	2.10%	1.90%	6.00%	6.00%	$15.00
5.00%	2.10%	2.90%	10.00%	10.00%	$25.00
6.00%	2.60%	3.40%	12.00%	10.00%	$25.00

The following examples illustrate how the hypothetical interest payments set forth in the table above are calculated.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year CMS Rate is 0.00% and the 2-Year CMS Rate is 0.60%, the Spread for the corresponding Interest Period would be -0.60% and the applicable Interest Rate would be 0.00%, calculated as follows:

Interest Rate	= 4.0 x (-0.60% – 0.40%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%

= -4.00%, subject to the Minimum Interest Rate of 0.00%

= 0.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of -4.00%, which is less than the Minimum Interest Rate of 0.00%, the applicable Interest Rate for the corresponding Interest Period would be 0.00%, and you would receive no interest payment on the relevant Interest Payment Date.

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year CMS Rate is 1.00% and the 2-Year CMS Rate is 1.10%, the Spread for the corresponding Interest Period would be -0.10% and the Applicable Interest Rate would be 0.00%, calculated as follows:

Interest Rate	= 4.0 x (-0.10% – 0.40%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%

= -2.00%, subject to the Minimum Interest Rate of 0.00%

= 0.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of -2.00%, which is less than the Minimum Interest Rate of 0.00%, the applicable Interest Rate for the corresponding Interest Period would be 0.00%, and you would receive no interest payment on the relevant Interest Payment Date.

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year CMS Rate is 2.10% and the 2-Year CMS Rate is 1.70%, the Spread for the corresponding Interest Period would be 0.40% and the applicable Interest Rate would be 0.00%, calculated as follows:

Interest Rate	= 4.0 x (0.40% – 0.40%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%

= 0.00%

In this case, because the difference between the Spread and the Fixed Percentage Amount is 0.00%, the applicable Interest Rate is equal to 0.00% and you will receive no interest payment on the relevant Interest Payment Date.

Example 4: If on the Interest Determination Date for the relevant Interest Period the 30-Year CMS Rate is 4.00% and the 2-Year CMS Rate is 2.10%, the Spread for the corresponding Interest Period would be 1.90% and the applicable Interest Rate would be 6.00%, calculated as follows:

Interest Rate	= 4.0 x (1.90% – 0.40%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%

= 6.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of 6.00%, which is greater than the Minimum Interest Rate of 0.00% but less than the Maximum Interest Rate of 10.00%, the applicable Interest Rate would be 6.00% and you will receive an interest payment of $15.00 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

Example 5: If on the Interest Determination Date for the relevant Interest Period the 30-Year CMS Rate is 5.00% and the 2-Year CMS Rate is 2.10%, the Spread for the corresponding Interest Period would be 2.90% and the applicable Interest Rate would be 10.00%, calculated as follows:

Interest Rate	= 4.0 x (2.90% – 0.40%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%

= 10.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of 10.00%, which is greater than the Minimum Interest Rate of 0.00% but equal to the Maximum Interest Rate of 10.00%, the applicable Interest Rate would be 10.00% and you will receive an interest payment of $25.00 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

Example 6: If on the Interest Determination Date for the relevant Interest Period the 30-Year CMS Rate is 6.00% and the 2-Year CMS Rate is 2.60%, the Spread for the corresponding Interest Period would be 3.40% but the applicable Interest Rate for the corresponding Interest Period would nevertheless be only 10.00%, calculated as follows:

Interest Rate	= 4.0 x (3.40% – 0.40%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%

= 12.00%, subject to the Maximum Interest Rate of 10.00%

= 10.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of 12.00%, which is greater than the Maximum Interest Rate of 10.00%, the applicable Interest Rate would be 10.00% and you will receive an interest payment of $25.00 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

Selected Purchase Considerations

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PRESERVATION OF CAPITAL AT MATURITY — If you hold the notes to maturity, you will receive 100% of the principal amount of your notes regardless of the performance of the 30-Year CMS Rate and the 2-Year CMS Rate. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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FIXED QUARTERLY INTEREST PAYMENTS FOR THE FIRST YEAR AND UNCERTAIN QUARTERLY INTEREST PAYMENTS THEREAFTER — For the first year, the notes will pay interest at a fixed rate of 10.00% per annum. Thereafter, interest payable on the notes, if any, is based on the product of (a) the Multiplier of 4.0 and (b) the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate minus the Fixed Percentage Amount of 0.40%. The applicable Interest Rate for each Interest Period will be higher when the Spread increases, subject to a Maximum Interest Rate of 10.00% per annum. If the Spread is equal to or less than 0.40%, you will receive no interest during the affected interest periods.

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments,” with the tax consequences described under “—CPDI Notes,” on page PS-40 of the accompanying prospectus supplement. Under this treatment, regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amounts of the contingent payments on the notes, and certain additional adjustments if the notes are purchased for an amount that differs from the issue price). Any income recognized upon a taxable disposition of the notes generally will be treated as interest income for U.S. federal income tax purposes.

Because the notes may be offered to investors at varying prices, the “issue price” of the notes for U.S. federal income tax purposes will not be known until the Settlement Date. After the Settlement Date, you may obtain the issue price, comparable yield and the projected payment schedule by contacting Deutsche Bank Structured Notes at 212-250-6064. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on a note.

It is possible that the Internal Revenue Service could determine that the notes are “variable rate debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you.  In that case, you would be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes, as described under “—VRDI Notes,” on page PS-40 of the accompanying prospectus supplement. You should consult your tax adviser regarding the U.S. federal income tax consequences to you if the notes are properly treated as variable rate debt instruments.

You should review carefully the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Selected Risk Considerations

An investment in the notes involves risks. This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

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AFTER THE FIRST YEAR, THE NOTES ARE SUBJECT TO INTEREST PAYMENT RISK BASED ON THE SPREAD — Investing in the notes is not equivalent to investing in securities directly linked to the CMS Rates or the Spread. Instead, the applicable Interest Rate after the first year is equal to the product of (a) the Multiplier of

4.0 and (b) the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate minus the Fixed Percentage Amount of 0.40%, subject to the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. Accordingly, the amount of interest payable on the notes is dependent on whether, and the extent to which, the Spread minus the Fixed Percentage Amount is greater than the Minimum Interest Rate and less than the Maximum Interest Rate. If, after the first year, the 30-Year CMS Rate does not exceed the 2-Year CMS Rate by more than 0.40% on any relevant Interest Determination Date, you will receive no interest on your notes for the relevant Interest Period, regardless of any subsequent increase of the Spread during the relevant Interest Period. It is possible that the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate will stay below 0.40% for more than one Interest Determination Date, which means you will not receive any interest payment on your notes for a significant period of time. If the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate is equal to or less than 0.40% on every Interest Determination Date, you will not receive any interest payment on your notes after the first year.

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IN NO EVENT WILL THE INTEREST RATE ON THE NOTES EXCEED THE MAXIMUM INTEREST RATE — The maximum Interest Rate on the notes for the Interest Periods after the first year is limited to the Maximum Interest Rate of 10.00% per annum. Even if the product of (a) the Multiplier of 4.0 and (b) the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate minus the Fixed Percentage Amount of 0.40% is greater than the Maximum Interest Rate, the notes will bear interest for such Interest Period only at that rate. The Maximum Interest Rate may be lower than the interest rates for similar debt securities then prevailing in the market.

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IF THE CMS RATES CHANGE, THE VALUE OF THE NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the CMS Rates. Changes in the CMS Rates may not result in a comparable change in the value of your notes.

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AN INVESTMENT IN THE NOTES MAY BE RISKIER THAN AN INVESTMENT IN NOTES WITH A SHORTER TERM — The notes have a term of twenty years, subject to our right to redeem the notes on June 30, 2016, June 30, 2019, June 30, 2024 and June 30, 2029. By purchasing notes with a longer term, you will have greater exposure to the risk that the value of the notes may decline due to such factors as inflation, rising interest rates and changes in the constant maturity swap (“CMS”) rate yield curve.  If market interest rates rise during the term of the notes, the interest rate on the notes may be lower than the interest rates for similar debt securities then prevailing in the market.  If this occurs, you will not be able to require the Issuer to redeem the notes and will, therefore, bear the risk of earning a lower return than you could earn on other investments until the Maturity Date.

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THE NOTES MAY BE REDEEMED PRIOR TO THE MATURITY DATE — We may, in our sole discretion, redeem the notes in whole but not in part on June 30, 2016, June 30, 2019, June 30, 2024 and June 30, 2029. We are more likely to redeem the notes during periods when interest on the notes is likely to accrue at a rate greater than what we would pay on a comparable debt security of ours with a maturity comparable to the remaining term of the notes.  If we redeem the notes, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

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VARIABLE PRICE REOFFERING RISKS — Deutsche Bank AG proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise; provided, however, that such price will not be less than $950.00 per note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from Deutsche Bank Securities Inc. or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

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PAYMENTS ON THE NOTES ARE SUBJECT TO DEUTSCHE BANK AG’S CREDITWORTHINESS — The notes are senior unsecured obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes, and in the event Deutsche Bank AG were to default on its payment obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire initial investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES. — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who purchases the notes in the secondary market.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payments on the notes described in this pricing supplement is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the notes. The potential returns described in this pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so or at a price advantageous to you. We and our affiliates intend to act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes.

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THE VALUE OF THE NOTES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS — While we expect that, generally, the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the volatility of the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate;

•	changes in the CMS rate yield curves;

•	the time remaining to the maturity of the notes;

•	trends relating to inflation;

•	interest rates and yields in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings, financial condition or results of operations.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY AFFECT THE VALUE OF THE NOTES — We and our affiliates expect to engage in hedging and trading activities related to the Interest Rates of the notes. We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the level of the interest rates available in the market and, therefore, the value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the value of the notes declines. Our trading activities related to the Interest Rates of the notes may be entered into on behalf of Deutsche Bank AG, its affiliates or customers other than for the account of the holders of the notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between Deutsche Bank AG and you. Any of the foregoing activities described in this risk consideration may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or its affiliates expects to conduct trading and hedging activities for us in connection with the notes, DBSI or its affiliates will profit in connection with such trading and hedging activities and such profit will be in addition to any compensation that DBSI receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities in addition to the compensation they would receive for the sale of the notes may create a further incentive for DBSI to sell the notes to you.

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WE, OUR AFFILIATES OR OUR AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE CMS RATES, THE SPREAD AND THE VALUE OF THE NOTES — We, our affiliates or our agents may publish research from time to time on movements in interest rates and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the interest rates to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions.  In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes.

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes including the amount of interest payable on each Interest Payment Date, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these capacities will not affect the value of the notes. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the notes, may affect the interest payment, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the notes.

Historical Information

The first graph below shows the historical performance of the 30-Year CMS Rate and the 2-Year CMS Rate from June 25, 2004 through June 25, 2014. As of June 25, 2014, the 30-Year CMS Rate was 3.3540% and the 2-Year CMS Rate was 0.6030%. The second graph shows the historical Spread between the 30-Year CMS Rate and the 2-Year CMS Rate from June 25, 2004 through June 25, 2014. As of June 25, 2014, the Spread was 2.7510%.

We obtained the various historical rates for the 30-Year CMS Rate and the 2-Year CMS Rate from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical rates of the 30-Year CMS Rate and the 2-Year CMS Rate should not be taken as an indication of future performance, and no assurance can be given as to the future movements of the 30-Year CMS Rate and the 2-Year CMS Rate during the term of the notes. In order for you to earn any interest after the first year, the Spread must be greater than the Fixed Percentage Amount of 0.40%. The Spread has been less than the Fixed Percentage Amount for an extended period of time in the past 10 years. We cannot give you assurance that the Spread will be greater than the Fixed Percentage Amount on any Interest Determination Date during the 20-year term of your notes. If the Spread is less than or equal to the Fixed Percentage Amount on all Interest Determination Dates, you will not receive any interest payments after the first year.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term “note” refers to each $1,000 Principal Amount of our 20-Year CMS Slope Steepener Notes.

General

The notes are senior unsecured obligations of Deutsche Bank AG that, unless redeemed by us, pay interest quarterly in arrears for the first year at a fixed rate of 10.00% per annum and thereafter at a rate per annum equal to the product of (i) 4.0 and (ii) the value of the spread between the 30-Year Constant Maturity Swap (“CMS”) Rate and the 2-Year CMS Rate minus 0.40%, subject to the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. The notes are our Series A global notes referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG, London Branch under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar. In addition, the trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank pari passu with all of our other senior unsecured obligations, except for obligations to be preferred by law.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount (the “Principal Amount”) of notes is $1,000 and the Issue Price of the notes is variable. The notes will be issued in registered form and represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee, as described under “Description of Notes — Form, Legal Ownership and Denomination of Notes” in the accompanying prospectus supplement and “Forms of Securities — Legal Ownership — Global Securities” in the accompanying prospectus.

The specific terms of the notes are set forth under the heading “Key Terms” on the cover page of this pricing supplement and in the subsections below.

Payments on the Notes

We will irrevocably deposit with DTC no later than the opening of business on the applicable Interest Payment Date and the Maturity Date (or the applicable Redemption Date) funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Additional Definitions

The “30-Year CMS Rate” for any US Government Securities business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 30-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate“ means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 30-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation

(or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 30-Year CMS Rate for any day which is not an US Government Securities business day will be the 30-Year CMS Rate as in effect on the immediately preceding US Government Securities business day.

The “2-Year CMS Rate“ for any US Government Securities business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 2 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 2-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 2-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate“ means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 2-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 2-Year CMS Rate for any day which is not an US Government Securities business day will be the 2-Year CMS Rate as in effect on the immediately preceding US Government Securities business day.

A “business day” is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England.

An “US Government Securities business day” means, any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent

The calculation agent for the notes will be Deutsche Bank AG, London Branch. As calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the amount of interest payable in respect of your notes on each Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the date of this pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity (or upon early redemption) on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date (or the applicable Redemption Date).

All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity or upon earlier redemption will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading “Description of Debt Securities — Events of Default” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 Principal Amount of notes equal to $1,000 plus any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading “Description of Debt Securities — Modification of an Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge and Defeasance” are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes certificates, representing the total aggregate Principal Amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Form, Legal Ownership and Denomination of Notes.” The notes are offered on a global basis. Investors may elect to hold interests in the registered global notes held by DTC through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations that are participants in those systems. See “Series A Notes Offered on a Global Basis—Book Entry, Delivery and Form” in the accompanying prospectus supplement.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in “Use of Proceeds” in the accompanying prospectus.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities. Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect. We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

SUPPLEMENTAL UNDERWRITING INFORMATION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Deutsche Bank AG and DBSI, as agent under, and certain other agents that may be party to the Distribution Agreement from time to time (each, an “Agent,” and, collectively with DBSI, the “Agents”), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the Principal Amount of notes set forth on the cover page.

Notes sold by the Agents to the public will be offered at prevailing market prices or at prices related thereto at the time of resale or otherwise, as the Agents determine. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time, provided, however, that such price will not be less than $950.00 per note.

DBSI, acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the notes of up to 5.00% or $50.00 per $1,000 Principal Amount of notes.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. Because DBSI is both our affiliate and a member of FINRA, the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, DBSI or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and any other Agent through which we may offer the notes will represent and agree, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which will be the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.